UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RealPage, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
75606N109
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐     Rule 13d-1(c)
☒      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	75606N109
1. Names of Reporting Persons. Stephen T. Winn
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.Sole Voting Power 15,400,692
6. Shared Voting Power 0
7. Sole Dispositive Power 15,400,692
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 15,400,692
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 16.35%
12. Type of Reporting Person
IN

CUSIP No. 75606N109
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Seren Capital, Ltd. 75-2792450
2.Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.SEC Use Only
4.Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With:	5.Sole Voting Power 14,054,587
6. Shared Voting Power 0
7. Sole Dispositive Power 14,054,587
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 14,054,587
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11. Percent of Class Represented by Amount in Row (9) 14.97%
12. Type of Reporting Person
PN

Item 1.

(a)	Name of Issuer: RealPage, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 2201 Lakeside Boulevard, Richardson, Texas 75082
Item 2.

(a)	Name of Person Filing: Stephen T. Winn and Seren Capital, Ltd.

(b)	Address of Principal Business Office or, if none, Residence:
Stephen T. Winn: c/o RealPage, Inc., 2201 Lakeside Boulevard, Richardson, Texas 75082
Seren Capital, Ltd.: c/o RealPage, Inc., 2201 Lakeside Boulevard, Richardson, Texas 75082

(c)	Citizenship:
Stephen T. Winn: United States of America
Seren Capital: Texas
(d)    Title of Class of Securities: Common Stock, $0.001 par value per share
(e)    CUSIP Number: 75606N109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned:
Stephen T. Winn: 15,400,692 shares
Seren Capital, Ltd.: 14,054,587 shares

(b)    Percent of class:
Stephen T. Winn: 16.35%, based on 93,911,615 outstanding shares of Common Stock of the Issuer as of October 19, 2018.
Seren Capital, Ltd.: 14.97%, based on 93,911,615 outstanding shares of Common Stock of the Issuer as of October 19, 2018.

(c)    Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote
Stephen T. Winn: 15,400,692 shares*
Seren Capital, Ltd.: 14,054,587 shares
(ii)    Shared power to vote or to direct the vote
Stephen T. Winn: 0 shares
Seren Capital, Ltd.: 0 shares
(iii)    Sole power to dispose or to direct the disposition of
Stephen T. Winn: 15,400,692 shares*
Seren Capital, Ltd.: 14,054,587 shares
(iv)    Shared power to dispose or to direct the disposition of
Stephen T. Winn: 0 shares
Seren Capital, Ltd.: 0 shares

*
As of December 31, 2018, the following shares were held: (i) 1,071,105 by Stephen T. Winn; (ii) options to purchase 275,000 shares of Common Stock held by Stephen T. Winn that are vested and exercisable within 60 days of December 31, 2018; and (iii) 14,054,587 by Seren Capital, Ltd. Stephen T. Winn is the sole manager and president of Seren Capital Management, L.L.C., which is the general partner of Seren Capital, Ltd.

Item 5.        Ownership of Five Percent or Less of a Class
Not applicable.
Item 6.        Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.        Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.
Item 8.        Identification and Classification of Members of the Group
Not applicable.
Item 9.        Notice of Dissolution of Group
Not applicable.
Item 10.        Certifications
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019
/s/ Stephen T. Winn
Stephen T. Winn

SEREN CAPITAL, LTD.
By: Seren Capital Management, L.L.C.
Its: General Partner
By: /s/ Stephen T. Winn
Stephen T. Winn, Sole Manager and President

INDEX TO EXHIBITS

Exhibit No.	Exhibit
99.1	Joint Filing Statement, dated February 14, 2019, between Stephen T. Winn and Seren Capital, Ltd.